  Exhibit 99.1

High Tide Applauds Mississauga Decision to Allow Legal Cannabis Stores

Canada's Largest Non-Franchised Cannabis Retailer Announces That It Has Begun Identifying Potential Store Locations Within Ontario's Third Largest City

CALGARY, AB, April 19, 2023 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, applauds Mississauga's City Council's decision today to permit legal cannabis retail stores to operate within the city. The Company is pleased to see the third-largest city in Ontario and the seventh-largest in Canada opt-in to legal cannabis sales, thus protecting public health from the negative impact of illicit market sales.

"I am thrilled that adults in Mississauga will soon be able to purchase cannabis from legal stores without having to leave their own city or resort to illegal and unregulated dispensaries or delivery services. High Tide has been monitoring the deliberations in Mississauga, and our team has already begun the work of scoping out high-quality retail real estate in this city of over 800,000 people. This decision gives us the opportunity to further expand our Cabana Club, which already includes nearly 1 million members and is the largest bricks-and-mortar loyalty plan in Canada. Being Ontario's third largest city, the Mississauga market presents us with a lucrative revenue and growth opportunity for both High Tide and our Canna Cabana brand, given its size and scale," said Raj Grover, President and Chief Executive Officer of High Tide.

"Today's vote is a victory for everyone who wants to drive out the sale of illegal, untested and non-age-gated cannabis within Mississauga and paves the way for new jobs and investment to come into the city. Mayor Crombie and Ward 7 Councilor Deepika Damerla deserve special credit for leading the charge to bring Mississauga into the provincial retail cannabis framework. Hopefully, Mississauga's decision will serve as a beacon for other municipal holdouts in Ontario. As Mississauga's experience shows, where legal and regulated cannabis sales are prohibited, unregulated, criminal elements will fill the void," said Omar Khan, Chief Communications and Public Affairs Officer at High Tide.

ABOUT HIGH TIDE

High Tide is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest non-franchised cannabis retail chain in Canada, with 151 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in North America.

Retail Innovation: Fastendr™ is a unique and fully automated technology that integrates retail kiosks and smart lockers to facilitate a better buying experience through browsing, ordering and pickup.

E-commerce Platforms: High Tide operates a suite of leading accessory sites across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com and Dankstop.com.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com and BlessedCBD.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brand™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies in both 2021 and 2022 by the Globe and Mail's Report on Business Magazine and was ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss High Tide's profile pages on both SEDAR and EDGAR.

Neither the TSX Venture Exchange ("TSXV") nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. These statements relate to future events or future performance. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events.

The forward-looking information and forward-looking statements contained herein include, but are not limited to, statements regarding: the Company's business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones (including, without limitation, proposed acquisitions and adding additional cannabis retail stores); the Company's future growth prospects and intentions to pursue one or more viable business opportunities; the development of the Company's business and future activities following the date hereof; expectations relating to market size and anticipated growth in the jurisdictions within which the Company may from time to time operate or contemplate future operations; expectations with respect to economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; the market for the Company's current and proposed product offerings, as well as the Company's ability to capture market share; the Company's strategic investments and capital expenditures, and related benefits; the distribution methods expected to be used by the Company to deliver its product offerings; the competitive landscape within which the Company operates and the Company's market share or reach; the performance of the Company's business and the operations and activities of the Company; the Company adding additional cannabis retail store locations and the Company remaining on a positive growth trajectory; the Company making meaningful increases to its revenue profile; the Company expanding in Mississauga and the city's anticipated growth; the Company's ability to generate cash flow from operations and from financing activities; the Company's ability to obtain, maintain, and renew or extend, applicable authorizations, including the timing and impact of the receipt thereof; and Cabana Club loyalty program membership continuing to increase.

Forward-looking information in this press release are based on certain assumptions and expected future events, namely: current and future members of management will abide by the Company's business objectives and strategies from time to time established by the Company; the Company will retain and supplement its board of directors and management, or otherwise engage consultants and advisors having knowledge of the industries (or segments thereof) within which the Company may from time to time participate; the Company will have sufficient working capital and the ability to obtain the financing required in order to develop and continue its business and operations; the Company will continue to attract, develop, motivate and retain highly qualified and skilled consultants and/or employees, as the case may be; no adverse changes will be made to the regulatory framework governing cannabis, taxes and all other applicable matters in the jurisdictions in which the Company conducts business and any other jurisdiction in which the Company may conduct business in the future; the Company will be able to generate cash flow from operations, including, where applicable, the distribution and sale of cannabis and cannabis products; the Company will be able to execute on its business strategy as anticipated; the Company will be able to meet the requirements necessary to obtain and/or maintain authorizations required to conduct the business; general economic, financial, market, regulatory, and political conditions, including the impact of the COVID-19 pandemic, will not negatively affect the Company or its business; the Company will be able to successfully compete in the cannabis industry; cannabis prices will not decline materially; the Company will be able to effectively manage anticipated and unanticipated costs; the Company will be able to maintain internal controls over financial reporting and disclosure, and procedures in order to ensure compliance with applicable laws; the Company will be able to conduct its operations in a safe, efficient and effective manner; general market conditions will be favourable with respect to the Company's future plans and goals; the Company will reach the anticipated sales from continuing operations for the financial year of the Company ending October 31, 2023; the Company will hit its forecasted revenue and sales projections for the financial year of the Company ending October 31, 2023; Cabana Club loyalty program membership will continue to increase; same-store sales will continue to increase; the Company will make meaningful increases to its revenue profile; the Company will expand into Mississauga and the city will grow as anticipated; the Company will continue to integrate and expand its CBD brands; the Company will add additional cannabis retail store locations to the Company's business and remain on a positive growth trajectory; the Company will complete the development of its cannabis retail stores; and Mississauga's City Council won't overturn their decision to permit legal cannabis retail stores to operate within the city.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the Company's inability to attract and retain qualified members of management to grow the Company's business and its operations; unanticipated changes in economic and market conditions (including changes resulting from the COVID-19 pandemic) or in applicable laws; the impact of the publications of inaccurate or unfavourable research by securities analysts or other third parties; the Company's failure to complete future acquisitions or enter into strategic business relationships; interruptions or shortages in the supply of cannabis from time to time available to support the Company's operations from time to time; unanticipated changes in the cannabis industry in the jurisdictions within which the Company may from time to time conduct its business and operations, including the Company's inability to respond or adapt to such changes; the Company's inability to secure or maintain favourable lease arrangements or the required authorizations necessary to conduct the business and operations and meet its targets; the Company's inability to secure desirable retail cannabis store locations on favourable terms; risks relating to projections of the Company's operations; the Company's inability to effectively manage unanticipated costs and expenses, including costs and expenses associated with product recalls and judicial or administrative proceedings against the Company; risk that the Company will not reach the anticipated sales from continuing operations for the financial year of the Company ending October 31, 2023; risk that the Company will not hit its forecasted revenue and sales projections for the financial year of the Company ending October 31, 2023; risk that Cabana Club loyalty program membership will decrease and/or plateau; risk that same-store sales will not increase, but decease and/or plateau; risk that the Company will be unable to increase its revenue profile, but that it will decease and/or plateau; risk that the Company will be unable to expand into Mississauga and/or that the city will not grow as anticipated; risk that the Company will be unable to continue to integrate and expand its CBD brands; risk that the Company will be unable to add additional cannabis retail store locations to the Company's business and remain on a positive growth trajectory; risks that the Company will be unable to complete the development of any or all of its cannabis retail stores; risk that Mississauga's City Council will overturn their decision to permit legal cannabis retail stores to operate within the city; risks surrounding the legality of delta-8 tetrahydrocannabinol ("Delta-8") derived from hemp; risks surrounding the uncertainty and legality of Delta-8 and delta-9 tetrahydrocannabinol ("Delta-9") state to state; risk that the United States Drug Enforcement Administration could consider the Company's Delta-8 products an illegal controlled substance under the Controlled Substances Act (the "CSA") or Federal Analogue Act in the United States; risk that that state or federal regulators or law enforcement could take the position that the Delta-8 and Delta-9 products and/or in-process hemp extract are/is a Schedule I controlled substance in violation of the CSA and similar state laws; risk that the Company's Delta-9 products could be considered by state law enforcement and state regulators to be marijuana illegal under state laws criminalizing the possession, distribution, trafficking and sale of marijuana; risk that should the Company become subject to enforcement action by federal or state agencies, the Company could: (i) be forced to stop offering some or all of it Delta-8 and Delta-9 products or stop all business operations, (ii) be subject to other civil or criminal sanctions, (iii) be required to defend against such enforcement and if unsuccessful could cause the Company to cease its operations; and risk that enforcement or regulatory action at the United States federal and/or state level could adversely impact the listings of the Company's common shares on the TSXV and Nasdaq.

Additional risk factors that can cause results to differ materially from those expressed in this cautionary note regarding forward-looking statements are discussed in greater detail in the "Non-Exhaustive List of Risk Factors" section of our current annual information form attached thereto as Schedule "A." Such risk factors may be further updated from time to time in our periodic filings, available on our profiles at www.sedar.com and www.sec.gov, which risk factors are incorporated herein by reference.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

View original content to download multimedia:https://www.prnewswire.com/news-releases/high-tide-applauds-mississauga-decision-to-allow-legal-cannabis-stores-301802266.html

SOURCE High Tide Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/April2023/19/c7505.html

%CIK: 0001847409

For further information: Media Inquiries, Omar Khan, Chief Communications and Public Affairs Officer, High Tide Inc., omar@hightideinc.com, 403-770-3080; Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 15:16e 19-APR-23